

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

EXHIBIT 4:
Organizational
Structure

KBRA Legal Structure Chart


Funds Affiliated With
Parthenon Capital Partners
Funds Affiliated With
Minority Investors
Pass-Through Vehicles
KBRA Holdings, LLC (US)
Kroll Bond Rating Agency, LLC (US)
KBRA Analytics, LLC (US)
Kroll Bond Rating Agency
International Limited (Ireland)
KBRA Analytics
EU Limited (Ireland)
KBRA Analytics
UK Limited (UK)
Kroll Bond
Rating Agency
Europe Limited (Ireland)
Kroll Bond
Rating Agency
UK Limited (UK)
Kroll Bond
Rating Agency
Japan K.K. (Japan)1

Kroll Bond Rating Agency, LLC – Organizational chart for the NRSRO. The NRSRO is shaded in gold.

[1] Kroll Bond Rating Agency Japan K.K. is not registered with the JFSA as a CRA

As of March 30, 2026

KBRA NRSRO Managerial Structure


President & CEO
Chief Operating Officer
General Counsel
Chief Corporate Strategy Officer
Vice Chairman
Chief Financial Officer
Chief Rating Officer
Head of Human Resources
Chief Technology Officer
Chief Credit Officer
Head of North American Compliance
Senior Managing Director, Business Development

As of March 30, 2026

KBRA NRSRO Business Units



- Structured Finance Ratings
  - CMBS
  - RMBS
  - ABS
  - Structured Credit
- Corporate, Financial and Government Ratings
  - Project Finance and Infrastructure
  - Public Finance / Financial Guaranty
  - Sovereigns
  - Financial Institutions
  - Insurance
  - Corporates
  - Funds
  - REITs
  - Corporate Portfolio Finance (CPF)
- Credit Policy
- Ratings Legal
- Business Development
  - Issuer Relations
  - Investor Relations
- Electronic Publishing[1]
- Compliance[1]
- Quantitative Modeling[1]
- Regulatory and Government Affairs[1]
- Marketing and Communications[1]
- Legal[1]
- Human Resources[1]
- Technology[1]
- Finance[1]

[1] *Supports NRSRO business units and other units*

As of March 30, 2026